UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

iLearningEngines, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

45175Q 106

(CUSIP Number)

Harish Chidambaran

c/o iLearningEngines, Inc.

6701 Democracy Blvd., Suite 300

Bethesda, MD 20817

(650) 248-9874

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 16, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45175Q 106
1.	Names of Reporting Persons Harish Chidambaran
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 96,764,327 shares (1) (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 64,612,415 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,764,327 shares (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 50,373,997 shares of Common Stock held by H. Chidambaran, and (ii) 14,238,418 shares of Common Stock held by P. Chidambaran. The Reporting Persons share voting and dispositive power over these shares.
(2)	Includes (i) 27,590,898 shares of restricted Common Stock held by H. Chidambaran, and (ii) 4,561,014 shares of restricted Common Stock held by P. Chidambaran. The Reporting Persons share voting power over these shares.
(3)	This calculation is based on 134,970,114 shares of Common Stock outstanding as of April 17, 2024 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2024.

CUSIP No. 45175Q 106
1.	Names of Reporting Persons Preeta Chidambaran
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 96,764,327 shares (1) (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 64,612,415 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,764,327 shares (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 50,373,997 shares of Common Stock held by H. Chidambaran, and (ii) 14,238,418 shares of Common Stock held by P. Chidambaran. The Reporting Persons share voting and dispositive power over these shares.
(2)	Includes (i) 27,590,898 shares of restricted Common Stock held by H. Chidambaran, and (ii) 4,561,014 shares of restricted Common Stock held by P. Chidambaran. The Reporting Persons share voting power over these shares.
(3)	This calculation is based on 134,970,114 shares of Common Stock outstanding as of April 17, 2024 as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on April 22, 2024.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.0001 par value (“Common Stock”) of iLearningEngines, Inc. (formerly Arrowroot Acquisition Corp.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6701 Democracy Blvd, Bethesda, MD 20817. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Harish Chidambaran (“H. Chidambaran”) and Preeta Chidambaran (“P. Chidambaran” and, with H. Chidambaran, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is c/o iLearningEngines, Inc., 6701 Democracy Blvd, Bethesda, MD 20817.

(c)	The principal business of H. Chidambaran is serving as an executive officer and director of the Issuer. P. Chidambaran is the spouse of H. Chidambaran.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of H. Chidambaran and P. Chidambaran is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On January 1, 2011, the Reporting Persons invested, from Reporting Persons’ personal funds, an aggregate of $9,210.52 in the Common Stock of iLearningEngines Holdings, Inc. (formerly known as iLearningEngines Inc.) (“Legacy iLearningEngines”) in connection with the formation of Legacy iLearningEngines. In addition, between January 1, 2014 and August 12, 2021, the Reporting Persons were issued Common Stock of Legacy iLearningEngines in connection with the conversion of certain promissory notes issued by Legacy iLearningEngines to the Reporting Persons.

On April 16, 2024 (the “Closing Date”), pursuant to that certain Agreement and Plan of Merger and Reorganization, dated as of April 27, 2023 (the “Merger Agreement”), by and among the Issuer, ARAC Merger Sub, Inc., a wholly-owned subsidiary of the Issuer (“Merger Sub”) and Legacy iLearningEngines, Merger Sub merged with and into Legacy iLearningEngines with the separate corporate existence of Merger Sub ceasing and Legacy iLearningEngines continuing as the surviving corporation and a wholly-owned subsidiary of the Issuer (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). In connection with the consummation of the Merger on the Closing Date (the “Closing”), the Issuer changed its name to iLearningEngines, Inc.

As a result of the Merger and upon the Closing, among other things, (i) each share of Legacy iLearningEngines Common Stock issued and outstanding as of immediately prior to the Closing was exchanged for the right to receive the number of shares of Common Stock of the Issuer equal to the exchange ratio of 0.8061480 (the “Exchange Ratio”); and (ii) each share of unvested Legacy iLearningEngines restricted stock was converted into the right to receive a number of restricted shares of the Issuer (“Converted Restricted Stock”) equal to the Exchange Ratio, with substantially the same terms and conditions as were applicable to such unvested Legacy iLearningEngines restricted stock immediately prior to the effective time of the merger, which shares will be restricted subject to vesting on the books and records of Legacy iLearningEngines.

Following the Closing, the Reporting Persons directly owned an aggregate of 64,612,415 shares of Common Stock and 32,151,912 shares of Converted Restricted Stock.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time (including by means of programs adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Act”)). Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

H. Chidambaran is the Chief Executive Officer and a member of the board of directors of the Issuer. As a director of the Issuer, H. Chidambaran may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Registration Rights Agreement

On the Closing Date, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Issuer entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with, among others, certain former stockholders of Legacy iLearningEngines and certain of their respective affiliates. Pursuant to the Amended and Restated Registration Rights Agreement, the Issuer agreed to file a registration statement to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain securities of the Issuer that are held by the parties thereto (the “Registrable Securities”). Pursuant to the Amended and Restated Registration Rights Agreement, subject to certain requirements and customary conditions, the Issuer also grants piggyback registration rights and demand registration rights to the parties thereto, will pay certain expenses related to such registration and will indemnify the parties thereto against certain liabilities related to such registration. The Amended and Restated Registration Rights Agreement will terminate with respect to any party thereto, on the date that such party no longer holds any Registrable Securities.

The foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by the full text of the Amended and Restated Registration Rights Agreement, a copy of which is attached hereto as Exhibit B and incorporated herein by reference.

Amended and Restated Bylaws

Pursuant to Issuer’s Amended and Restated Bylaws adopted by the Issuer on April 16, 2024 (the “Bylaws”), subject to certain exceptions, those holders receiving shares of the Issuer’s Common Stock as consideration pursuant to the Merger Agreement, directors, officers and employees of the Issuer receiving shares of the Issuer’s Common Stock upon the settlement of restricted stock units and the vesting of restricted stock and private placement warrant holders of the Issuer receiving shares of the Issuer’s Common Stock upon the settlement or exercise of such warrants private placement warrants will be contractually restricted from selling or transferring any of their shares of the Issuer’s Common Stock. Such restrictions begin at Closing and end, in the case of the shares that are restricted pursuant to the Bylaws, on the date that is 365 days after the Closing. Such restrictions are subject to certain exceptions, including, but not limited to, a general release of up to 3% of such Common Stock received by any individual holder of Common Stock.

The foregoing description of the Amended and Restated Bylaws is qualified in its entirety by the full text of the Amended and Restated Bylaws of iLearningEngines, Inc, a copy of which is attached hereto as Exhibit C and incorporated herein by reference.

Restricted Stock Agreement

In August 2021, Legacy iLearningEngines issued H. Chidambaran 34,225,600 shares of restricted stock and P. Chidambaran 5,657,788 shares of restricted stock, pursuant to Common Stock Purchase Agreements, both dated August 12, 2021. At Closing of the Business Combination, H. Chidambaran’s 34,225,600 shares of restricted stock were converted into 27,590,898 shares of the Issuer’s Common Stock and P. Chidambaran’s 5,657,788 shares of restricted stock converted into 4,561,014 shares of the Issuer’s Common Stock. Subsequently, on April 16, 2024, each of H. Chidambaran and P. Chidambaran entered into Stock Restriction Agreements with the Issuer setting forth applicable restrictions on the shares of the Issuer’s Common Stock (such shares, the “Restricted Stock”) received in exchange for Legacy iLearningEngines restricted stock. Pursuant to the Stock Restriction Agreements, the Restricted Stock will vest annually over 10 years, subject to H. Chidambaran and P. Chidambaran’s service with the Company through each such date.

The foregoing description of the Restricted Stock Agreement is qualified in its entirety by the full text of the Form of Restricted Stock Agreement, a copy of which is attached hereto as Exhibit D and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
B.	Amended and Restated Registration Rights Agreement, dated April 16, 2024, by and among iLearningEngines, Inc., members of Arrowroot Acquisition LLC, and certain former stockholders of iLearningEngines, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-40129), filed on April 22, 2024).
C.	Amended and Restated Bylaws of iLearningEngines, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K (File No. 001-40129), filed on April 22, 2024).
D.	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 4.7 to the Issuer’s Current Report on Form 8-K (File No. 001-40129), filed on April 22, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2024

Harish Chidambaran

/s/ Harish Chidambaran

Preeta Chidambaran

/s/ Preeta Chidambaran

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of iLearningEngines, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: April 23, 2024

Harish Chidambaran

/s/ Harish Chidambaran

Preeta Chidambaran

/s/ Preeta Chidambaran